

DIVISION OF
CORPORATION FINANCE

January 28, 2011

via U.S. mail and facsimile

John M. Dionisio, Chief Executive Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

> RE: **AECOM Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 0-52423**

Dear Mr. Dionisio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Business, page 1

1. We note your disclosure on page 13 that most government contracts may be modified, curtailed or terminated by the government either at its discretion or upon the default of the contractor. We further note on pages 6 and 13 that for the year ended September 30, 2010, 26% of the company's revenue was derived through direct contracts with agencies of the U.S. federal government and that 73% was derived from contracts with agencies and departments of national, state and local governments. In future filings, please describe any material portion of the business that may be subject to renegotiation of profits or termination of

contracts or subcontracts at the election of the government. See Item
101(c)(1)(ix) of Regulation S-K.

Geographic Information, page 12

2. In addition to the information required by Item 101(d)(1) of Regulation S-K,
    please consider including in your future filings, subtotals of revenues and long-
    lived assets for your operations in Europe, the Middle East, and Asia/Pacific
    regions, or by countries or groups of countries within those regions. We note that
    you have included a cross-reference to note 22 of your financial statements in
    response to Item 101(d)(1), which shows revenue and long-lived assets for the
    United States and for foreign countries as a group. However, please note that
    Item 101(d) of Regulation S-K also permits you to provide subtotals of
    geographic information about groups of countries. We note that management
    discussed performance and outlook in key markets and countries outside of the
    United States in its Q4 2010 earnings call. Given that historical and expected
    growth and trends vary considerably among these markets, investors may find
    subtotaled information helpful.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 26

Overview, page 26

3. In future filings, please consider including information in your overview section
    that discusses the most important matters on which management focuses in
    evaluating the company's operating performance and financial condition, and
    provides context for the discussion of the financial statements. An overview
    section should provide insight into material opportunities, challenges and risks,
    such as those presented by known material trends and uncertainties, on which
    management is most focused, as well as the actions they are taking to address
    these opportunities, challenges and risks. For example, on your Q4 2010 earnings
    call, we note that management discussed operating priorities for fiscal year 2011,
    the impact of an uneven global economic recovery on the company's revenues in
    various key markets, as well as trends impacting the outlook for further growth in
    particular countries or regions. We believe that a discussion of this type of
    information in MD&A would enhance investors' understanding of the company
    through the eyes of management. Please see the Commission's interpretive
    guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for
    more information.

4. We note your disclosure of the non-GAAP measure "revenue, net of other direct
    costs" on page 27. In future filings, please briefly explain why management
    believes that presentation of the non-GAAP financial measure provides useful

information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(C).

5. In future filings, please quantify the impact of each factor that impacts a financial statement line item. For example, it is unclear how significantly your gross profit, as disclosed on page 35, was impacted by your continuing cost efficiency initiatives, the integration of your acquisitions, the lower margins in your MSS segment, and the changes in foreign exchange rates. Please revise your MD&A accordingly in future filings to separately quantify the specific reasons for material fluctuations between all periods presented wherever possible.

Liquidity and Capital Resources, page 45

6. We note your disclosure regarding your credit facilities on pages 47 and 48. In future filings, please provide more information relating to the affirmative and negative financial covenants for each credit facility and the unsecured senior notes. For the unsecured revolving credit facility, please also disclose the negative covenants relating to your net worth and leverage.

Schedule II

7. You disclose on page 45 that your days sales outstanding (DSO) at September 30, 2010, was 89 days compared to 78 days at September 30, 2009. In this regard we note that receivables comprise over 100% of total equity. In future filings please provide a Schedule II for your allowance for doubtful accounts to allow investors to assess the adequacy of the allowance relative to charge-offs. Refer to Rule 5-04 and Rule 12-09 of Regulation S-X for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Dionisio
AECOM Technology Corporation
January 28, 2011
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any legal related questions.
.

Sincerely,

Terence O'Brien
Accounting Branch Chief